

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2022

Shinyoung Park
Chief Financial Officer
Magnachip Semiconductor Corporation
c/o MagnaChip Semiconductor S.A.
1, Allee Scheffer, L-2520
Luxembourg, Grand Duchy of Luxembourg

     Re: Magnachip Semiconductor Corporation
        Form 10-K for the Year Ended December 31, 2021
        Filed February 23, 2022
        File No. 001-34791

Dear Shinyoung Park:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

General

1.   Please tell us and revise to disclose the parties to which you refer to in the Form 10-K. In this regard, we note that you refer to a parent entity in terms of a terminated merger on page 45 but also refer to a parent entity in the U.S. that accounts for part of your tax expense on page 70. Your response and revised disclosure should name the parent entity that had to pay termination fees for the failed merger and clarify whether you have any further relationship with this entity subsequent to such attempted merger.

Explanation and Reconciliation of Non-U.S. GAAP Measures, page 48

2.   We refer to adjustment (i) on page 54. Please tell us and revise to further explain the nature of the material adjustment of $43.9 million for 2020 that eliminates the impact of the difference between GAAP and cash tax expense.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing